KE Holdings Inc.

Oriental Electronic Technology Building

No. 2 Chuangye Road, Haidian District

Beijing 1000086

People’s Republic of China

July 10, 2025

VIA EDGAR

Ms. Jennifer Monick

Mr. Howard Efron

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KE Holdings Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2024
Filed on April 17, 2025
File No. 001-39436

Dear Ms. Monick and Mr. Efron:

This letter sets forth the Company’s responses to the comments contained in the letter dated June 25, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Commission on April 17, 2025 (the “2024 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2024 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2024

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

2.2 Basis of preparation

Changes in Presentation, page F-21

1.	We note your disclosure that you elected to change the presentation of certain cash flows on your Consolidated Statements of Cash Flows, specifically the changes associated with customer deposits payable and payable related to escrow accounts services from operating activities to financing activities. Please clarify for us how you determined these items are related to financing activities. Within your response, please refer to ASC 230.

Division of Corporation Finance

Securities and Exchange Commission

July 10, 2025

The Company respectfully advises the Staff that “existing home transaction services” refers to the activities of providing brokerage and transaction closing services in connection with housing transactions by brokerage firms and agents, wherein brokerage firms and agents collect commissions from either or both the buy side and the sell side. Such services include the escrow accounts services, which the Company through its online payment platform eHomepay, collects home purchase considerations from the property buyers on behalf of the property sellers, overseeing funds in escrow accounts under the Company’s name with commercial banks that follow certain local regulations, and the funds will be further remitted to property sellers on behalf of the buyers once the home transactions are completed. The Company recognizes the commission as revenue when the services are provided.

Customer deposits payable and payable related to escrow accounts mainly refers to home purchase considerations collected from the property buyers through eHomePay that have not yet been remitted to property sellers.

The Company acknowledges that there are variations in practice regarding the presentation of settlement activities/funds held for others within the statement of cash flows between operating and financing activities.

The Company believes its historical policy of presenting the change in customer deposits payable and payable related to escrow accounts services within operating is appropriate and acceptable, as the collection and remittance of funds is viewed to be an integral part of providing its service offering. The collection of cash from the property buyers and remittance to the sellers is each a part of the cash flow directly related to providing home transaction services and payment processing services and generating revenue in accordance with ASC 230-10-45-16.

The Company also acknowledges that there is another acceptable presentation alternative to present such activity within financing activities. As mentioned above, as part of the home transaction services, the Group collects cash from property buyers in an agency relationship, which must be remitted to the property sellers. The predominant nature of the related cash flow is the receipt of cash in a custodial capacity. Under this view, holding of funds (i.e. home purchase considerations) on behalf of others is analogous to proceeds received from borrowings rather than consideration received for provision of services, consistent with ASC 230-10-45-14.b. Likewise, the settlement of the funds payable to the seller could be viewed as a “repayment of amounts borrowed” in accordance with ASC 230-10-45-15.b.

Upon further reflection, the Company decided to reclassify, for all periods presented in its financial statements for the year ended December 31, 2024, cash flows related to customer deposits payable and payable related to escrow accounts from operating to financing activities to better reflect its agency nature.

Division of Corporation Finance

Securities and Exchange Commission

July 10, 2025

2.	We note the line item for customer deposits payable on your Consolidated Balance Sheets. Please address the following:

●	Please clarify for us and in future filings the nature of this line item.

●	Please clarify for us if such line item is a contract liability. In your response, please tell us how you came to your determination. Please reference ASC 606 within your response.

●	To the extent such line item is a contract liability, please tell us how you complied with the disclosure requirements of paragraphs 8-11 of ASC 606-10-50.

The Company respectfully advises the Staff that customer deposits payable mainly refers to home purchase considerations collected from the property buyers on eHomePay. These funds are placed with banks in escrow accounts and will be released to property sellers once the home transactions are completed.

The Company considered that such customer deposits payable does not meet the definition of “contract liabilities” in ASC 606-10-45-2. For home transactions services, the Company collects both the purchase considerations from property buyers in accordance with certain local regulations, which is recorded as customer deposits payable, and commissions to be earned from the transaction parties, which is recorded as contract liabilities. For purchase considerations collected by the Company from the property buyers on behalf of the property sellers, these funds are considered held on behalf of others and the Company assumes no obligation to transfer goods or services between these transacting parties in connection with these funds. Accordingly, the Company believes that such funds do not meet the definition of contract liabilities.

Since the customer deposits payable is not a contract liability, the disclosure requirement under paragraphs 8-11 of ASC 606-10-50 is not applicable. For commissions to be earned from the completed transactions between the property sellers and property buyers, these amounts are recorded as contract liabilities, and the Company included these required disclosures in Note 2.22 on page F-37 of Form 20-F.

If you have any additional questions or comments regarding the 2024 Form 20-F, please contact the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom, at +852 3740-4835 or haiping.li@skadden.com. Thank you very much.

*           *           *

Very truly yours,

/s/ Tao Xu
Tao Xu
Chief Financial Officer

cc:	Yongdong Peng, Chairman of the Board of Directors and Chief Executive Officer, KE Holdings Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Lanny Lu, Partner, PricewaterhouseCoopers Zhong Tian LLP